GPG Invest, LLC.
16192 Coastal Highway
Lewes, **Delaware 19958**

August 10, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: J. Elizabeth Packebusch

Filer CIK number: **0001941492**
File number: **000-56465**

Re: GPG Invest, LLC.
    Registration Statement on Form 10-12G (File No. 000-56465)
    Application for Withdrawal

Ladies and Gentlemen:

GPG Invest LLC (the "Company") hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 8, 2022 and has not yet been declared effective by the Commission. The Company also erroneously filed the withdrawal request as another Form 10-12G on August 10, 2022.

The Company is requesting withdrawal of both the abovementioned Registration Statement and the Withdrawal request, due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the "Staff") has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff's review.

Sincerely,

Eduard Vasilyev
Director